UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32635

BIRKS GROUP INC.

NYSE American LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2020 Robert-Bourassa Blvd.

Suite 200

Montreal Québec

Canada

H3A 2A5

(514) 397-2509

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Voting Shares, without nominal or par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Birks Group Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 17, 2026	By: /s/ Miranda Melfi	Vice President, Human Resources, Chief Legal Officer and Corporate Secretary
Date	Name	Title